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                                ARTICLES OF AMENDMENT
                                       TO THE
                                ARTICLES OF INCORPORATION
                                         OF
                                CONECTISYS CORPORATION

  Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

  FIRST:  The name of the corporation is ConectiSys Corporation.

  SECOND: The following amendment to the Articles of Incorporation of ConectiSys Corporation was adopted on July 29, 2004, as prescribed by the Colorado Business Corporation Act, by a vote of the shareholders of the corporation. The number of shares voted for the amendment was sufficient for approval. The preliminary paragraph of Article IV to the Articles of Incorporation of ConectiSys Corporation is replaced with the following:

                                      ARTICLE IV
                                    CAPITAL STOCK.

  The aggregate number of shares which this Corporation shall have authority to issue is Seven Billion Five Hundred Million (7,500,000,000) shares of no par value each, which shares shall be designated "Common Stock"; and Fifty Million (50,000,000) shares of $1.00 par value each, which shares shall be designated "Preferred Stock" and which may be issued in one or more series at the discretion of the Board of Directors. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the Colorado Corporation Code.

  THIRD: There is no exchange, reclassification or cancellation of issued shares provided for in this amendment.

  FOURTH: The manner in which such amendment effects a change in the amount of stated capital, and the amount of stated capital as changed by such amendment, are as follows: the number of shares of "Common Stock"that the corporation is authorized to issue has increased by Six Billion Five Hundred Million (6,500,000,000) resulting in the corporation having the authority to issue up to Seven Billion Five Hundred Million (7,500,000,000) shares of "Common Stock."

Date: July 29, 2004

The persons who cause this document to be delivered for filing are:

                                   Robert A. Spigno, Chief Executive Officer
                                   Patricia A. Spigno, Secretary

The address for the above-referenced persons is:
24730 Avenue Tibbitts, Suite 130
Valencia, California 91355